As confidentially submitted on August 22, 2025 to the Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

bioAffinity Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8731	46-5211056
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3300 Nacogdoches Road

Suite 216

San Antonio, Texas 78217

(210) 698-5334

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Maria Zannes

Chief Executive Officer

3300 Nacogdoches Road, Suite 216

San Antonio, Texas 78217

(210) 698-5334

(Name, address including zip code, and telephone number, including area code, of agent for service)

With copies to:

Richard A. Friedman, Esq.

Sean F. Reid, Esq.

Sheppard, Mullin, Richter & Hampton, LLP

30 Rockefeller Plaza

New York, NY 10112

Phone: (212) 653-8700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule l2b-2 of the Exchange Act.

Large accelerated filer ☐	Smaller reporting company ☒
Accelerated filer ☐	Emerging Growth Company ☒
Non-accelerated filer ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offeror sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED AUGUST 22, 2025

bioAffinity Technologies, Inc.

Up to [●] Shares of Common Stock

Up to [●] Common Stock Purchase Warrants to Purchase Shares of Common Stock

Up to [●] Pre-Funded Warrants to Purchase Shares of Common Stock

Placement Agent Warrants to Purchase up to [●] Shares of Common Stock

Up to [●] Shares of Common Stock Underlying the Common Stock Purchase Warrants,

Pre-Funded Warrants and Placement Agent Warrants

We are offering up to [●] shares of our Common Stock, $0.007 par value per share (the “Common Stock”), together with common stock purchase warrants to purchase up to [●] shares of Common Stock (the “August 2025 Warrants”). Each share of our Common Stock, or a Pre-Funded Warrant in lieu thereof (as described below), is being sold together with one August 2025 Warrant to purchase one share of Common Stock. The shares of Common Stock and August 2025 Warrants are immediately separable and will be issued separately in this offering, but must be purchased together in this offering. The assumed public offering price for each share of Common Stock and accompanying August 2025 Warrant is $[●], which was the closing price of our Common Stock on The Nasdaq Capital Market (“Nasdaq”) on August [●], 2025. The August 2025 Warrants will have an exercise price per share of $[●], will be exercisable beginning on the effective date of shareholder approval of the issuance of the shares upon exercise of the August 2025 Warrants (“Warrant Shareholder Approval”), provided, however, if the Pricing Conditions (as defined below) are met, the warrants will be exercisable upon issuance (the “Initial Exercise Date”) and will expire on the five-year anniversary of the Initial Exercise Date. As used herein, “Pricing Conditions” means that the combined offering price per share and accompanying August 2025 Warrant is such that the Warrant Shareholder Approval is not required under the rules of the Nasdaq Stock Market LLC (“Nasdaq”) because either (i) the offering is an at-the-market offering under Nasdaq rules and such price equals or exceeds the sum of (a) the applicable “Minimum Price” per share under Nasdaq Rule 5635(d) plus (b) $0.125 per whole share of Common Stock underlying the August 2025 Warrants or (ii) the offering is a discounted offering where the pricing and discount (including attributing a value of $0.125 per whole share underlying the August 2025 Warrants) meet the pricing requirements under Nasdaq’s rules.

We are also offering to each purchaser whose purchase of shares of our Common Stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of the outstanding shares of Common Stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, Pre-Funded Warrants to purchase shares of Common Stock, or the Pre-Funded Warrants, in lieu of shares of Common Stock. Each Pre-Funded Warrant will be exercisable for one share of our Common Stock and will be immediately exercisable and will expire when exercised in full. The purchase price of each Pre-Funded Warrant and August 2025 Warrant will equal the price per share of Common Stock being sold to the public, minus $0.007, and the exercise price of each Pre-Funded Warrant will be $0.007 per share. The Pre-Funded Warrants and August 2025 Warrants are immediately separable and will be issued separately in this offering, but must be purchased together in this offering. For each Pre-Funded Warrant that we sell, the number of shares of our Common Stock that we are offering will be decreased on a one-for-one basis. We are also registering the shares of Common Stock issuable upon exercise of the August 2025 Warrants, Pre-Funded Warrants and Placement Agent Warrants (as defined herein) pursuant to this prospectus.

This offering will terminate on [●], 2025, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering. The public offering price per share (or Pre-Funded Warrant) and August 2025 Warrants will be fixed for the duration of this offering.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “BIAF.” We have not applied, and do not intend to apply, to list the Pre-Funded Warrants or the August 2025 Warrants on the Nasdaq Capital Market. On August [●], 2025, the closing price of our Common Stock on the Nasdaq Capital Market was $[●] per share. The trading price of our Common Stock has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described in “Risk Factors.”

We have engaged [●] (the “Placement Agent”), to act as our exclusive Placement Agent in connection with this offering. The Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the securities we are offering, and the Placement Agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay to the Placement Agent the fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus. Since we will deliver the securities to be issued in this offering upon our receipt of investor funds, there is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum offering requirement as a condition of closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. In addition, because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See the section entitled “Risk Factors” for more information. We will bear all costs associated with the offering. See “Plan of Distribution” beginning on page 28 of this prospectus for more information regarding these arrangements.

The number of shares of Common Stock, Pre-Funded Warrants and August 2025 Warrants offered by this prospectus and all other applicable information has been determined based on an assumed public offering price of $[●] per share of Common Stock and accompanying Common Stock Warrants, which is the closing price of our Common Stock of $[●] on August [●], 2025. The public offering price per share of Common Stock and accompanying Common Stock Warrants and Pre-Funded Warrant and accompanying Common Stock Warrants will be determined between us and investors based on market conditions at the time of pricing, and may be at a discount to the then-current market price of our Common Stock. The recent market price used throughout this prospectus may not be indicative of the actual offering price. The actual public offering price may be based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers, and the general condition of the securities markets at the time of this offering.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share and Common Stock Purchase Warrant	Per Pre-Funded Warrant and Common Stock Purchase Warrant	Total
Public offering price	$	$	$
Placement Agent fees(1)	$	$	$
Proceeds to us, before expenses(2)	$	$	$

(1)	We have agreed to pay the Placement Agent a cash fee equal to [●]% of the aggregate gross proceeds raised in this offering. We have also agreed to pay the Placement Agent a management fee equal to [●]% of the gross proceeds raised in this offering and to reimburse the Placement Agent for certain of its offering related expenses, including reimbursement for legal fees and expenses in the amount of up to $[●], non-accountable expenses of $[●] and for its clearing expenses in the amount of $[●]. In addition, we have agreed to issue the Placement Agent or its designees warrants to purchase a number of shares of Common Stock equal to [●]% of the shares of Common Stock sold in this offering (including the shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants), at an exercise price of $[●] per share, which represents [●]% of the public offering price per share and accompanying August 2025 Warrants (“Placement Agent Warrants”). For a description of the compensation to be received by the placement agent, see “Plan of Distribution” for more information.

(2)	Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, Placement Agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. For more information, see “Plan of Distribution.”

The delivery to purchasers of the shares of Common Stock, Pre-Funded Warrants, and August 2025 Warrants in this offering is expected to be made on or about [            ], 2025, subject to satisfaction of certain customary closing conditions.

The date of this prospectus is [           ], 2025.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, including the documents incorporated by reference herein and therein, may contain “forward-looking statements” within the meaning of the federal securities laws. Our forward-looking statements include, but are not limited to, statements about us and our industry, as well as statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Additionally, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. We intend the forward-looking statements to be covered by the safe harbor provisions of the federal securities laws. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	our projected financial position and estimated cash burn rate;

●	our estimates regarding expenses, future revenues, and capital requirements;

●	the success, cost, and timing of our clinical trials;

●	our ability to obtain funding for our operations necessary to complete further development and commercialization of our diagnostic tests or therapeutic product candidates;

●	our dependence on third parties in the conduct of our clinical trials;

●	our ability to obtain the necessary regulatory approvals to market and commercialize our diagnostic tests or therapeutic product candidates;

●	the potential that the results of our pre-clinical and clinical trials indicate our current diagnostic tests or any future diagnostic tests or therapeutic product candidates we may seek to develop are unsafe or ineffective;

●	the results of market research conducted by us or others;

●	our ability to obtain and maintain intellectual property protection for our diagnostic and therapeutic inventions or future diagnostic and therapeutic inventions to expand our product offerings;

●	our ability to protect our intellectual property (“IP”) rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our IP rights;

●	the possibility that a third party may claim we or our third-party licensors have infringed, misappropriated, or otherwise violated their IP rights and that we may incur substantial costs and be required to devote substantial time defending against such claims;

●	our reliance on third parties;

●	the success of competing therapies, diagnostic tests, and therapeutic products that are or will become available;

●	our ability to expand our organization to accommodate potential growth and to retain and attract key personnel;

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●	our potential to incur substantial costs resulting from product liability lawsuits against us and the potential for such lawsuits to cause us to limit the commercialization of our diagnostic tests and therapeutic product candidates;

●	market acceptance of our diagnostic tests and therapeutic product candidates, the size and growth of the potential markets for our current diagnostic tests and therapeutic product candidates, and any future diagnostic tests and therapeutic product candidates we may seek to develop, and our ability to serve those markets;

●	the successful development of our commercialization capabilities, including sales and marketing capabilities;

●	compliance with government regulations, including environmental, health, and safety regulations and liabilities thereunder;

●	the impact of a health epidemic on our business, our clinical trials, our research programs, healthcare systems, or the global economy as a whole;

●	general instability of economic and political conditions in the United States (“U.S.”), including inflationary pressures, increased interest rates, economic slowdown or recession, and escalating geopolitical tensions;

●	our anticipated uses of net proceeds from our financings;

●	the increased expenses associated with being a public company; and

●	other factors discussed elsewhere in this prospectus.

Many of the foregoing risks and uncertainties, as well as risks and uncertainties that are currently unknown to us, are or may be exacerbated by factors such as the ongoing conflict between Ukraine and Russia, escalating tensions between China and Taiwan, the war in the Middle East, increasing economic uncertainty and inflationary pressures, and any consequent worsening of the global business and economic environment. New factors emerge from time to time, and it is not possible for us to predict all such factors. Should one or more of the risks or uncertainties described in this prospectus or any other filing with the SEC occur, or should the assumptions underlying the forward-looking statements we make herein and therein prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus, the documents incorporated by reference herein, and the documents that we reference within it with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

Website and Social Media Disclosure

We use our websites (www.bioaffinitytech.com, ir.bioaffinitytech.com, www.cypathlung.com and www.Precisionpath.us/) to share Company information. Information contained on or that can be accessed through our websites is not, however, incorporated by reference in this prospectus. Investors should not consider any such information to be part of this prospectus.

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PROSPECTUS SUMMARY

This summary provides an overview of information appearing elsewhere in this prospectus and highlights the key aspects of this Offering. This summary does not contain all of the information you should consider prior to investing in our Common Stock or Warrants. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing at the end of this prospectus, before making any investment decision. Our fiscal year ends on December 31. Unless the context otherwise requires, references to “bioAffinity,” the “Company,” “we,” “us,” and “our” in this prospectus refer to bioAffinity Technologies, Inc. and our consolidated subsidiaries.

Company Overview

bioAffinity Technologies, Inc. (the “Company,” “bioAffinity,” “we,” or “our”) develops noninvasive diagnostics to detect early-stage lung cancer and other diseases of the lung using flow cytometry and automated analysis developed by machine learning, a form of artificial intelligence (“AI”). Our diagnostic platform analyzes cell populations that are indicative of a specific disease and uses AI to standardize sample data analysis and patient test results. state.

Our first diagnostic test, CyPath® Lung, addresses the need for noninvasive detection of early-stage lung cancer. Lung cancer is the leading cause of cancer-related deaths worldwide. Physicians order CyPath® Lung to assist in their decision-making in the diagnosis of patients who are at high risk for lung cancer. The CyPath® Lung test enables physicians to more confidently identify patients who will likely benefit from timely intervention and more invasive follow-up procedures including biopsy and those who are likely without lung cancer and should continue screening in accordance with guidelines. CyPath® Lung has been shown to detect lung cancer at Stage 1A, its earliest stage, and has the potential to increase overall diagnostic accuracy of lung cancer, which could lead to increased survival, fewer unnecessary invasive procedures, reduced patient anxiety, and lower medical costs.

Commercial laboratory services, including CyPath® Lung, are performed at our wholly owned subsidiary Precision Pathology Laboratory Services (“PPLS”) which we acquired by purchasing the assets of Village Oaks Pathology Services, P.A., a Texas professional association d/b/a Precision Pathology Services, that included the CAP-accredited and CLIA-certified commercial laboratory it owned. We own and operate the clinical anatomic and clinical pathology laboratory. CyPath® Lung is offered for sale to physicians by PPLS.

We continue to advance development of our flow cytometry+AI platform for companion diagnostic tests targeted at chronic obstructive pulmonary disease (“COPD”) and asthma. Diagnostics under development are designed to detect specific receptors in sputum that determine the effectiveness of new and emerging therapies for asthma and COPD that have proven to effectively treat some but not all patients.

Through our wholly owned subsidiary, OncoSelect® Therapeutics, LLC, we have conducted research that has led to discoveries and advancement of novel cancer therapeutic approaches that specifically and selectively target cancer cells. We continue to advance research and development for use of this technology for topical treatment of squamous cell skin cancer. We expect to present our findings at conferences and publish our research in peer-reviewed journals in the near future. We intend to seek strategic partners to develop our therapeutic discoveries which could result in broad-spectrum cancer treatments in the future.

Recent Developments

On August 14, 2025, we completed a private placement with certain institutional and accredited investors for gross proceeds of approximately $1.2 million, before deducting Placement Agent fees and other estimated expenses payable by us. The offering consisted of 990 shares of our newly designated Series B Convertible Preferred Stock, with a par value $0.001 per share and stated value of $1,000 per share initially convertible into 4,304,343 shares of our Common Stock at an initial conversion price of $0.23 per share and (ii) warrants to purchase up to 6,714,780 shares of our Common Stock at an exercise price of $0.352 per share of Common Stock.

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On August 14, 2025, we also completed a warrant inducement transaction with the holder of a warrant, pursuant to which such holder exercised for cash a total of 1,100,000 warrants originally issued in August 2024 and October 2024, at the reduced exercise price of $0.23 per share, for aggregate gross proceeds of approximately $253,000. In connection with the immediate exercise of the August 2024 and October 2024 Warrants, we issued unregistered common warrants to purchase an aggregate of up to 1,430,000 shares of Common Stock at an exercise price of $0.352 per share, which warrants are not exercisable until our stockholder approve such exercise.

Corporate Information

We were incorporated in the State of Delaware on March 26, 2014. Our principal executive office is located at 3300 Nacogdoches Road, Suite 216, San Antonio, Texas 78217, and our telephone number at that address is (210) 698-5334. Our website address is https://www.bioaffinitytech.com/. Information contained on or that can be accessed through our website is not incorporated by reference into this prospectus. Investors should not consider any such information to be part of this prospectus.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” (an “EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an EGC, for up to five years, we may elect to take advantage of certain specified exemptions from reporting and other regulatory requirements that are otherwise generally applicable to public companies. For example, these exemptions would allow us to:

●	present two, rather than three, years of audited financial statements with correspondingly reduced disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section (the “MD&A”) of this prospectus;

●	defer the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

●	make reduced disclosures about our executive compensation arrangements; and

●	forego the adoption of new or revised financial accounting standards until they would be applicable to private companies.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding internal control over financial reporting, to provide a compensation discussion and analysis, or to provide a pay-for-performance graph or CEO pay ratio disclosure, and they may present two, rather than three, years of audited financial statements and related MD&A disclosure.

We may take advantage of these exemptions until such time that we are no longer an EGC. We will continue to remain an EGC until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of our initial public offering; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.235 billion; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer, as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are also a “smaller reporting company” as defined in the Exchange Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an EGC, certain of the exemptions available to us as an EGC may continue to be available to us as a “smaller reporting company,” including exemption from compliance with the auditor attestation requirements pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”) and reduced disclosure about our executive compensation arrangements. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our Common Stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our Common Stock) or a public float (based on our Common Stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

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We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not EGCs which may make comparison of our financials to those of other public companies more difficult.

Summary of Risk Factors

Like any emerging growth company, we face significant risk factors that may impede our plans for successful commercialization of our diagnostic and therapeutic products. These risks are discussed in detail under the “Risk Factors” discussion beginning on page 9 of this prospectus.

The following summarizes the principal factors that make an investment in our Company speculative or risky, all of which are more fully described in the section below titled “Risk Factors.” This summary should be read in conjunction with the section below titled “Risk Factors” and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:

Risks Related to Our Financial Position

●	Our business plan relies upon our ability to obtain additional sources of capital and financing.
●	We must raise additional capital to fund our operations in order to continue as a going concern.
●	Our limited operating history makes it difficult to evaluate our business and future prospects.
●	We are unable to precisely estimate when we will begin to generate significant profit from PPLS.
●	We have limited experience operating a laboratory.

Risks Related to our Diagnostic Product

●
●	Delays or difficulties in the enrollment of patients could delay or prevent regulatory approvals.
●	Clinical trials are expensive, time-consuming, and may not be successful.

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Risks Related to Our Diagnostic Tests

●	If our tests do not perform as expected, our operating results, reputation, and business will suffer.
●	We may experience difficulties that delay or prevent our development, introduction, or marketing of enhanced or new tests.
●	Clinical testing of a particular diagnostic test or therapeutic product candidate may not yield successful results.
●	Even if our diagnostic tests or therapeutic products receive marketing approval, we may not be successful in commercializing them.
●	We are currently dependent upon PPLS to offer and perform CyPath® Lung.
●	If we cannot convince physicians of the benefits of our diagnostic tests or therapeutic products, market acceptance could be delayed.
●	We face substantial competition.
●	Our success depends upon our ability to retain key executives and attract and retain qualified personnel.
●	Our lack of operating experience may make it difficult to manage our growth.
●	We will depend on third parties to manufacture and market our diagnostic tests and to design trial protocols and monitor clinical trials.
●	We are exposed to product liability and pre-clinical and clinical liability risks.
●	Our failure to comply with privacy and security regulations could result in liability or reputational harm.
●	Our ability to obtain adequate reimbursement for our diagnostic tests may impact our revenues.
●	Our employees, consultants, partners, and vendors may engage in misconduct or other improper activities.
●	Failure to comply with healthcare laws and regulations could result in substantial penalties.
●	We face intense competition in the biotechnology and pharmaceutical industries.
●	The market for our proposed tests and products is competitive and rapidly changing.
●	Healthcare cost containment initiatives and the growth of managed care may limit our returns.
●	Disruption of internal information technology systems will adversely affect our business.
●	Declining general economic or business conditions may have a negative impact on our business.
●	Global climate change and related regulations could negatively affect our business.

Risks Related to the Operation of a CAP/CLIA Laboratory

●	PPLS’ operations depend upon the relationship of certain of our pathologists with existing customers.
●	PPLS may be unable to maintain equipment or generate revenue when its equipment is not operational.
●	If our sole laboratory facility becomes damaged or inoperable, loses its accreditation, or is required to vacate the facility, PPLS’ ability to sell its products or provide diagnostic assays and pursue its research and development efforts may be jeopardized.
●	Disruption in the commercial courier delivery services used by PPLS to transport sputum samples could harm its business.
●	Security breaches, data loss, and other disruptions could compromise sensitive information of PPLS’ business.
●	If PPLS uses hazardous chemicals in a manner that causes injury, PPLS could be liable for damages.
●	If PPLS is unable to successfully scale its operations to support demand, its business could suffer.
●	PPLS must dedicate substantial time and resources to its complex billing process to be paid.
●	Delays of third-party billing and collection providers and an in-house billing function to transmit claims to payors could have an adverse effect on PPLS.

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Risks Related to Intellectual Property Rights

●	If we fail to comply with our obligations imposed by any intellectual property licenses with third parties that we may need in the future, we could lose rights that are important to our business.
●	We may need to obtain licenses of third-party technology that may not be available to us or available to us on reasonable terms.
●	Our competitive position depends on protection of our intellectual property. Diagnostic tests and therapeutic products we develop could be subject to infringement claims.
●	We may become involved in lawsuits to protect or enforce our intellectual property.
●	If we are unable to protect our trade secrets, our business and competitive position could be harmed.
●	Changes in patent law could impair our ability to protect our tests and product candidates.
●	Our patent protection could be reduced or eliminated for non-compliance with governmental requirements.
●	Patent terms may be inadequate to protect our diagnostic tests or therapeutic product candidates.
●	Issued patents could be found invalid or unenforceable.
●	If we do not obtain patent term extension, our business may be harmed.
●	We enjoy only limited geographical protection with respect to certain patents.
●	If our trademarks and trade names are not adequately protected, we may not be able to build name recognition.

Risks Related to Government Regulations

●	Failure to comply with laws pertaining to LDTs or in vitro devices (“IVDs”) could adversely affect our business.
●	Third-party licensors of our future therapeutic products may be unable to obtain regulatory approval.
●	Failure to obtain regulatory approval in foreign jurisdictions would prevent our product candidates from being marketed in those jurisdictions that deny approval.
●	We may never obtain approval or commercialize such products outside of the U.S.
●	The impact of changes to healthcare policy and future healthcare reform legislation is unknown.

Risks Related to Ownership of Our Common Stock and Warrants

●	Our failure to meet the listing requirements of The Nasdaq Capital Market could result in a de-listing of our Common Stock.
●	We do not expect to pay dividends in the foreseeable future.
●	Our Common Stock market price may never exceed the exercise price of our outstanding warrants.
●	Holders of our warrants have no rights as stockholders until they exercise their warrants.
●	The provisions of our outstanding warrants could limit a warrant holder’s ability to choose the judicial forum for disputes.
●	The financial and operational projections that we may make from time to time are subject to inherent risks.
●	Our stock price has fluctuated in the past, has recently been volatile, and may be volatile in the future.
●	Our Common Stock has often been thinly traded.
●	An investment in our Company may involve tax implications.
●	Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
●	Our Board can designate classes of Preferred Stock without stockholder approval.
●	Provisions in our corporate charter documents and under Delaware law could make an acquisition of the Company more difficult.
●	Provisions in our Charter and Amended and Restated (“A&R”) Bylaws could make a merger, tender offer, or proxy contest difficult.
●	Certain provisions of Delaware’s General Corporation Law (“DGCL”) may have anti-takeover effects.
●	Our Charter designates Delaware state or federal courts as the exclusive forum for disputes.
●	Provisions in our Charter and A&R Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers.
●	Our management collectively owns a substantial percentage of our Common Stock.
●	If analysts publish unfavorable research, or none at all, about our business, our stock price and trading volume could decline.
●	Any inability to report and file our financial results accurately and timely could harm our business.

Risks Related to the Offering

●	This is a best efforts offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans, including our near-term business plans.
●	If we are required to obtain Warrant Shareholder Approval, until we are able to receive such approval the August 2025 Warrants will not be exercisable, and if we are unable to obtain such approval the August 2025 Warrants will have no value.
●	Our Common Stock could be subject to extreme volatility.
●	Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.
●	Nasdaq Capital Market may subsequently delist our Common Stock if we fail to comply with ongoing listing standards.

7

ABOUT THIS OFFERING

Common Stock and Common Stock purchase warrants offered by us:	Up to [●] shares of our Common Stock and August 2025 Warrants to purchase up to [●] shares of Common Stock. The shares of Common Stock and August 2025 Warrants are immediately separable and will be issued separately in this offering, but must be purchased together in this offering. Each August 2025 Warrant has an exercise price of $[●] per share of Common Stock and will be exercisable beginning on the effective date of the Warrant Shareholder Approval, provided however, if the Pricing Conditions are met, the August 2025 Warrants will be exercisable upon issuance. The August 2025 Warrants will expire [●] ([●]) years from the Initial Exercise Date. See “Description of Securities.” You should also read the form of August 2025 Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Pre-funded warrants offered by us:

We are also offering to those purchasers, if any, whose purchase of the Common Stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering, the opportunity to purchase, if they so choose, up to [●] Pre-Funded Warrants, in lieu of the Common Stock that would otherwise result in ownership in excess of 4.99% (or 9.99%, as applicable) of our outstanding Common Stock.

The purchase price of each Pre-Funded Warrant and accompanying August 2025 Warrant will equal the price per share of Common Stock and accompanying August 2025 Warrant being sold to the public in this offering, minus $0.007, and the exercise price of each Pre-Funded Warrant will be $0.007 per share.

For each Pre-Funded Warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis. The number of warrants sold in this offering will not change as a result of a change in the mix of the Common Stock and Pre-Funded Warrants sold.

Each Pre-Funded Warrant will be immediately exercisable and may be exercised at any time until exercised in full. See “Description of Securities.” You should also read the form of Pre-Funded Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part. We are also registering [●] shares of Common Stock issuable upon exercise of the Pre-Funded Warrants pursuant to this prospectus.

Common Stock outstanding before the offering	29,568,612 shares of Common Stock.

Common Stock to be outstanding after the offering(1)	______________ shares of Common Stock

Use of proceeds:	We estimate that the net proceeds to us from this offering will be approximately $[●] million. We intend to use the net proceeds of this offering for working capital and general corporate purposes. See “Use of Proceeds” on page 13.

Risk factors:	An investment in the securities offered under this prospectus is highly speculative and involves substantial risk. Please carefully consider the “Risk Factors” section on page 9, and other information in this prospectus for a discussion of risks. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business and operations

Nasdaq Capital Market Trading Symbol:	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “BIAF.” Our tradeable warrants are listed on the Nasdaq Capital Market under the symbol “BIAFW.” We do not intend to apply for the listing of the Pre-Funded Warrants or the August 2025 Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the Pre-Funded Warrants and the August 2025 Warrants will be limited.

(1)	The number of shares of Common Stock to be outstanding immediately after this offering is based on 29,568,612 shares of Common Stock outstanding as of August [●], 2025, and excludes, as of such date:

●	4,304,343 shares of Common Stock issuable upon the conversion of 990 shares of Series B Convertible Preferred Stock at an initial conversion price of $0.23 per share;

●	43,410,568 shares of Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price equal to $0.96 per share;

●	271,987 shares of Common Stock issuable upon the exercise of stock options issued under our equity incentive plans with a weighted average exercise price equal to $7.05 per share; and

●	1,257,254 shares of our Common Stock that are reserved for equity awards that may be granted under our 2024 Equity Incentive Plan.

8

RISK FACTORS

Any investment in our securities involves a high degree of risk. Before deciding whether to purchase our Common Stock, investors should carefully consider the risks described below. Our business, financial condition, operating results and prospects are subject to the following material risks. Additional risks and uncertainties not presently foreseeable to us may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and our stockholders may lose all or part of their investment in the shares of our Common Stock. If any of these risks actually occur, our business, financial condition, results of operations or cash flow could be adversely effected. This could cause the trading price of our Common Stock to decline, resulting in a loss of all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. Please also read carefully the section above entitled “Special Note Regarding Forward-Looking Statements” and all of the other information contained or incorporated by reference in this prospectus.

Risks Relating to this Offering

This is a best efforts offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans, including our near-term business plans.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth herein. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations, including our near-term continued operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds to complete such short-term operations. Such additional fundraises may not be available or available on terms acceptable to us.

We are selling a substantial number of shares of our Common Stock in this offering, which could cause the price of our Common Stock to decline.

In this offering, we are offering up to ________ shares of Common Stock (assuming no purchase of Pre-Funded Warrants) and Common Stock warrants to purchase up to ________ shares of Common Stock. The existence of the potential additional shares of our Common Stock in the public market, or the perception that such additional shares may be in the market, could adversely affect the price of our Common Stock. We cannot predict the effect, if any, that market sales of those shares of Common Stock or the availability of those shares of Common Stock for sale will have on the market price of our Common Stock.

There is no public market for the August 2025 Warrants and the Pre-Funded Warrants being sold in this offering.

There is no established public trading market for the Common Stock Purchase Warrants and the Pre-Funded Warrants being sold in this offering. We will not list the Common Stock Purchase Warrants or Pre-Funded Warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Therefore, we do not expect a market to ever develop for the Common Stock Purchase Warrants and the Pre-Funded Warrants. Without an active market, the liquidity of the Common Stock Purchase Warrants and the pre-funded warrants will be limited.

The Common Stock Purchase Warrants and the Pre-Funded Warrants are speculative in nature.

The Common Stock Purchase Warrants and the Pre-Funded Warrants do not confer any rights of Common Stock ownership on their respective holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of Common Stock at a fixed price. Commencing on the date of issuance, holders of the Common Stock Purchase Warrants and the Pre-Funded Warrants may exercise their right to acquire the Common Stock and pay the stated exercise price per share.

9

If we are required to obtain Warrant Shareholder Approval, until we are able to receive such approval the Common Stock Purchase Warrants will not be exercisable, and if we are unable to obtain such approval the Common Stock Purchase Warrants will have no value.

If we are required to obtain Warrant Shareholder Approval, the Common Stock Purchase Warrants will not be exercisable until, and unless, we obtain the Warrant Shareholder Approval from our shareholders. While we intend to promptly seek shareholder approval, if required, there is no guarantee that the Warrant Shareholder Approval will ever be obtained. If we are unable to obtain the Warrant Shareholder Approval, the Common Stock Purchase Warrants will have no value. In addition, we will incur substantial cost, and management will devote substantial time and attention, in attempting to obtain the Warrant Shareholder Approval.

Holders of our Common Stock Purchase Warrants and Pre-Funded Warrants will have no rights as a Common Stockholder until such holders exercise their Common Stock Purchase Warrants or Pre-Funded Warrants and acquire our Common Stock, except as otherwise provided in the Common Stock Purchase Warrants and the Pre-Funded Warrants.

Until holders of the Common Stock Purchase Warrants and the Pre-Funded Warrants acquire shares of our Common Stock upon exercise thereof, holders of the Common Stock Purchase Warrants and the Pre-Funded Warrants will have no rights with respect to the shares of our Common Stock, except as otherwise provided in the Common Stock Purchase Warrants and the Pre-Funded Warrants. Upon exercise of the Common Stock Purchase Warrants and the Pre-Funded Warrants, such holders will be entitled to exercise the rights of a Common Stockholder only as to matters for which the record date occurs after the exercise date.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including: (i) timely delivery of shares; (ii) agreement to not enter into variable rate financings for one year from closing, subject to an exception; (iii) agreement to not enter into any financings for [●] days from closing, subject to certain exceptions; and (iv) indemnification for breach of contract.

Our Common Stock could be subject to extreme volatility.

The trading price of our Common Stock may be affected by a number of factors, including events described in the risk factors set forth herein and in our other reports filed with the SEC from time to time, as well as our operating results, financial condition and other events or factors. In addition to the uncertainties relating to future operating performance and the profitability of operations, factors such as variations in interim financial results or various and unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our Common Stock. In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our Common Stock and wide bid-ask spreads. These fluctuations may have a negative effect on the market price of our Common Stock. In addition, the securities market has, from time to time, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may have a material adverse effect on the market price of our Common Stock.

10

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, recessionary pressures and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase shares of Common Stock in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our existing stockholders paid less than the public offering price when they acquired their shares of Common Stock. Based upon the issuance and sale of shares of Common Stock by us in this offering at the public offering price of $[●] per share, you will incur immediate dilution of $[●] in the net tangible book value per share of Common Stock. If outstanding options to purchase our common shares are exercised, investors will experience additional dilution. For more information, see “Dilution.”

Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including research and development, increased marketing, hiring new personnel, commercializing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell Common Stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell Common Stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

We may be at risk of securities class action litigation.

We may be at risk of securities class action litigation. In the past, biotechnology and pharmaceutical companies have experienced significant stock price volatility, particularly when associated with binary events such as clinical trials and product approvals. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and result in a decline in the market price of our Common Stock.

Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company we incur significant legal, accounting and other expenses. The obligations of being a public company in the United States require significant expenditures and places significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002, as amended, and the Dodd-Frank Wall Street Reform and Consumer Protection Act. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations; otherwise, we may fall out of compliance and risk becoming subject to litigation among other potential problems.

11

Failure to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could cause our financial reports to be inaccurate.

We are required pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Although we prepare our financial statements in accordance with accounting principles generally accepted in the United States, our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies, and our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its 2013 Internal Control-Integrated Framework. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2024. If we are not able to maintain effective internal control over financial reporting, our financial statements, including related disclosures, may be inaccurate, which could have a material adverse effect on our business.

The Nasdaq Capital Market may subsequently delist our Common Stock if we fail to comply with ongoing listing standards.

On February 7, 2025, we received written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying us that for the preceding 30 consecutive business days (December 23, 2024, through February 6, 2025), our Common Stock did not maintain a minimum closing bid price of $1.00 (“Minimum Bid Price Requirement”) per share as required by Nasdaq Listing Rule 5550(a)(2). Therefore, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided 180 calendar days, or util August 6, 2025, to regain compliance with the rule.

On May 27, 2025 we received written notice from the Staff stating that we were not in compliance with Nasdaq Listing Rule 5550(b)(1) (the “Continued Listing Equity Requirement”) because our stockholders’ equity of $1,439,404 as of March 31, 2025, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2025, was below the minimum requirement of $2,500,000. Pursuant to Nasdaq’s Listing Rules, we had 45 calendar days to submit a plan to regain compliance (a “Compliance Plan”) with the Continued Listing Equity Requirement. On July 14, 2025, the Company submitted its plan to regain compliance with the Continued Listing Equity Requirement.

On August 7, 2025, we received written notice from the Listing Qualifications Staff of Nasdaq that we had not regained compliance with the Minimum Bid Price Requirement by August 6, 2025 and were not eligible for a second 180-day compliance period as we did not comply with the minimum stockholders’ equity requirement for initial listing on the Nasdaq Capital Market. As a result, unless we request an appeal to a hearings panel (the “Panel”) by August 14, 2025, our securities will be scheduled for delisting from The Nasdaq Capital Market and will be suspended at the opening of business on August 18, 2025.

We submitted an appeal to Nasdaq on August 14, 2025, which will stay the delisting and suspension of the Company’s securities pending the decision of the Panel. On August 14, 2025, we received written notice from Nasdaq that our hearing has been scheduled for September 11, 2025. At the hearing, the Company intends to present its views and its plans to regain compliance with the Minimum Bid Price Requirement and the Continued Listing Equity Requirement to the Panel. There can be no assurance that the Company will be able to evidence compliance with the Minimum Bid Price Rule, the Continued Listing Equity Requirement or any other applicable requirements for continued listing on The Nasdaq Capital Market prior to the hearing.

If we are delisted from Nasdaq, but obtain a substitute listing for our Common Stock, it will likely be on a market with less liquidity, and therefore experience potentially more price volatility than experienced on Nasdaq. Stockholders may not be able to sell their shares of Common Stock on any such substitute market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our Common Stock is delisted from Nasdaq, the value and liquidity of our Common Stock, warrants and pre-funded warrants would likely be significantly adversely affected. A delisting of our Common Stock from Nasdaq could also adversely affect our ability to obtain financing for our operations and/or result in a loss of confidence by investors, employees and/or business partners.

12

USE OF PROCEEDS

We estimate that the net proceeds from sale of shares of Common Stock (or Pre-Funded Warrants in lieu thereof) offered by us in this offering will be approximately $[●] million (assuming an offering with gross proceeds of $[●] million), assuming all shares of Common Stock offered are sold, after deducting the Placement Agent fees and estimated offering expenses payable by us. However, because this is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the Placement Agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus.

We intend to use the net proceeds of this offering for working capital and other general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. Pending our application of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

13

CAPITALIZATION

The following table sets forth our capitalization:

●	on an actual basis as of June 30, 2025;

●	on a pro forma basis to give effect to: (i) an aggregate of 650,000 shares of Common Stock that we issued on October 21, 2024 upon the exercise of warrants, at the reduced exercise price of $0.23 per share, and our receipt of approximately $149,500 in proceeds upon such exercise, (ii) an aggregate of 450,000 shares of Common Stock that we issued on August 5, 2024, upon the exercise of warrants, at the reduced exercise price of $0.23 per share, and our receipt of approximately $103,500 in proceeds upon such exercise, (iii) an aggregate of 9,071 shares of Common Stock were sold under the Company’s ATM Agreement, and our receipt of approximately $3,000 in proceeds upon the sale, and (iv) an aggregate of 990 shares of Series B Convertible Preferred Stock were issued on August 13, 2025, and our receipt of approximately $990,000 in proceeds upon issuance; and

●	on a pro forma, as adjusted basis to give effect to the pro forma adjustments and issuance and sale by us of shares of Common Stock at an assumed public offering price of $* per share and accompanying August 2025 Warrants (assuming no sale of Pre-Funded Warrants or exercise of the August 2025 Warrants being offered in this offering) and the receipt of $* in aggregate net proceeds after deducting the Placement Agent fees and estimated offering costs payable by us.

	As of June 30, 2025
	Actual	Pro Forma	Pro Forma, As Adjusted (1)
Cash and cash equivalents	$802,835		$

Stockholders’ equity:
Preferred stock, par value $0.001 per share; 20,000,000 shares authorized; no shares issued and outstanding at June 30, 2025, [ ] shares issued and outstanding pro forma, and [ ] shares issued and outstanding pro forma, as adjusted
Common Stock, par value $0.007 per share; 100,000,000 shares authorized; 28,459,541 issued and outstanding at June 30, 2025, 29,568,612 shares issued and outstanding pro forma, and ____________ shares issued and outstanding pro forma, as adjusted	197,236
Additional paid-in capital	58,032,170
Accumulated deficit	(60,365,514)
Total stockholders’ equity (deficit)	$(2,136,108)		$
Total capitalization	$(2,136,108)		$

(1)	The number of shares of Common Stock to be outstanding immediately after this offering is based on 28,459,541 shares of Common Stock outstanding as of June 30, 2025, and excludes, as of such date:

●	28,193,118 shares of Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price equal to $1.44 per share;

●	304,125 shares of Common Stock issuable upon the exercise of stock options issued under our equity incentive plans with a weighted average exercise price equal to $6.95 per share; and

●	1,257,254 shares of our Common Stock that are reserved for equity awards that may be granted under our 2024 Equity Incentive Plan.

Each $0.10 increase (decrease) in the assumed public offering price of $* per share and accompanying Common Stock Purchase Warrant would increase (decrease) the as-adjusted amount of each of cash and cash equivalents and total stockholders’ equity by approximately $* and $*, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting Placement Agent fees and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed public offering price of $* per share and accompanying Common Stock Purchase Warrants would increase (decrease) the as adjusted amount of each of cash and cash equivalents and total stockholders’ equity by approximately $*.

14

DILUTION

If you purchase securities in the offering, you will experience immediate dilution to the extent of the difference between the effective public offering price per share of $* per share of Common Stock (and Common Stock underlying the Pre-Funded Warrants) and our as-adjusted net tangible book value per share immediately after the offering. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of outstanding shares of our Common Stock. As of June 30, 2025, our net tangible book value was approximately $(4.3) million, or approximately $(0.15) per share.

Our pro forma net tangible book value as of June 30, 2025, was approximately $(4.1) million or $(0.14) per share of Common Stock, based upon 29,568,612 shares of Common Stock outstanding as of August [●], 2025. Pro forma net tangible book value represents net tangible book value adjusted to take into account the issuance, subsequent to June 30, 2025, of: (i) an aggregate of 650,000 shares of Common Stock that we issued on October 21, 2024, upon the exercise of warrants, at the reduced exercise price of $0.23 per share, and our receipt of approximately $149,500 in proceeds upon such exercise and (ii) an aggregate of 450,000 shares of Common Stock that we issued on August 5, 2024, upon the exercise of warrants, at the reduced exercise price of $0.23 per share, and our receipt of approximately $103,500 in proceeds upon such exercise, (iii) an aggregate of 9,071 shares of Common Stock were sold under the Company’s ATM Agreement, and our receipt of approximately $3,000 in proceeds upon the sale, and (iv) an aggregate of 990 shares of Series B Convertible Preferred Stock were issued on August 13, 2025, and our receipt of approximately $990,000 in proceeds upon issuance.

Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma as adjusted net tangible book value per share of Common Stock after the offering. After giving effect to the issuance and sale of _________ shares of Common Stock (or Pre-Funded Warrants in lieu thereof) in this offering at an assumed public offering price of $___ per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2025, would have been $ ___ per share. This represents an immediate decrease in net tangible book value of $____ per share to existing stockholders and an immediate dilution in net tangible book value of $____ per share to purchasers of Common Stock in this offering, based on an assumed public offering price of $_____ per share. The following table illustrates this per share dilution:

Assumed public offering price per share of Common Stock	$
Historical net tangible book value per share as of June 30, 2025		$(0.15)
Pro forma net tangible book value per share		$(0.14)
Increase in pro forma net tangible book value per share attributable to this offering	$
Pro forma as adjusted net tangible book value per share after giving effective to this offering	$
Dilution per share to the new investor in this offering	$

The number of shares of Common Stock to be outstanding immediately after this offering is based on 28,459,541 shares of Common Stock outstanding as of June 30, 2025, and excludes, as of such date:

●	28,193,118 shares of Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price equal to $1.44 per share;

●	304,125 shares of Common Stock issuable upon the exercise of stock options issued under our equity incentive plans with a weighted average exercise price equal to $6.95 per share; and

●	1,257,254 shares of our Common Stock that are reserved for equity awards that may be granted under our 2024 Equity Incentive Plan.

Each $0.10 increase (decrease) in the public offering price, would increase (decrease) as adjusted net tangible book value per share to new investors by $* and would increase (decrease) dilution per share to existing investors in this offering by $*, assuming that the number of shares of Common Stock and warrants offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting Placement Agent fees and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of shares of Common Stock offered by us would increase (decrease) our as pro forma as adjusted net tangible book value by approximately $* per share and increase (decrease) the dilution to new investors by $* per share, assuming the public offering price remains the same, and after deducting the Placement Agent fees and estimated offering expenses payable by us.

15

DESCRIPTION OF SECURITIES

Authorized Capital Stock

We are currently authorized to issue up to 350,000,000 shares of Common Stock, par value $0.007 per share, and 20,000,000 shares of Preferred Stock, par value $0.001 per share. As permitted by the Company’s Charter, the Company has designated (i) 5,400,000 shares of Preferred Stock as “Series A Convertible Preferred Stock,” par value $0.001 per share (the “Series A Preferred Stock”), of which no shares are outstanding, and (ii) 990 shares of Preferred Stock as “Series B Convertible Preferred Stock,” par value $0.001 per share (the “Series B Preferred Stock”), of which 990 shares are outstanding.

Common Stock

Voting Rights

Holders of our Common Stock are entitled to cast one vote for each share held of record on all matters presented to the stockholders. Holders of our Common Stock have no cumulative voting rights.

Dividend Rights

The Board is not obligated to declare a dividend, has never declared or paid cash dividends on its Common Stock, and does not anticipate paying dividends on our Common Stock for the foreseeable future.

Rights upon Liquidation

In the event of our liquidation, dissolution, or winding up, either voluntary or involuntary, subject to the rights and preferences that may apply to any shares of Preferred Stock outstanding at the time, the assets or surplus funds legally available for distribution to our stockholders would be distributable ratably among the Common Stockholders based on the number of shares of Common Stock held by each such holder, subject to prior satisfaction of all outstanding debt and liabilities.

No Preemptive or Similar Rights

Holders of our Common Stock are not entitled to preemptive rights to subscribe to additional shares if issued. Our Common Stock is not subject to any redemption or sinking-fund provisions. All outstanding shares of our Common Stock are fully paid and non-assessable.

Series A Preferred Stock

Voting Rights

Holders of the shares of Series A Preferred Stock have the right to one vote for each share of Common Stock into which such Series A Preferred Stock could then be converted. In addition, for so long as 30% of the shares of Series A Preferred Stock remain outstanding, the Series A Preferred Stockholders, voting together as a single class, may exercise the Series A Director Designation Right, pursuant to which they are entitled to elect one director of the Company as the Series A Representative. Any Series A Representative elected by the holders of Series A Preferred Stock may be removed from office only by the Series A Preferred Stockholders, and any vacancy of a Series A Representative may be filled only by the holders of the Series A Preferred Stock. If at any time fewer than 30% of the shares of Series A Preferred Stock remain outstanding, then the director position previously held by the Series A Representative will be elected by all of the holders of Preferred Stock and Common Stock acting together.

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Dividend Rights

Holders of shares of the Series A Preferred Stock are entitled to receive dividends, in preference to any declaration or payment of a dividend to holders of the Common Stock, of 8% per share per annum when, as and if declared by the Board. Such dividends are not cumulative. See “Description of Securities-Dividend Policy” below.

Rights Upon Liquidation

In the event of any liquidation, dissolution or similar event, the holders of shares of Series A Preferred Stock are entitled to receive in preference to any distribution of any of the assets of the Company to the holders of the Common Stock, $7.70 per share (subsequent to the reverse-stock-split calculation). Unless otherwise decided by holders of a majority of the Preferred Stock outstanding, a liquidation includes a sale of substantially all of the assets of the Company and a merger, unless such merger is solely for the purpose of changing the Company’s state of incorporation or a majority of the voting power of the surviving entity will be owned by persons who were stockholders of the Company prior to the merger. Holders of shares of Preferred Stock will not participate with the holders of Common Stock in the distribution of the remainder of the Company’s assets.

Conversion Rights

Shares of Series A Preferred Stock are convertible, at the option of the holder thereof, into shares of Common Stock at any time. Shares of Series A Preferred Stock are automatically converted into shares of Common Stock following the closing of an underwritten initial public offering of our Common Stock in which at least $10,000,000 in shares of Common Stock are sold at a price of $3.00 per share or more or such other date as agreed to by a holders of the majority of the outstanding shares of Series A Preferred Stock. The holders of a more than a majority of our outstanding shares of Series A Preferred Stock executed a written consent such that all of the issued and outstanding shares of Series A Preferred Stock automatically converted into fully paid and nonassessable shares of Common Stock immediately prior to the closing of the initial public offering at the then-effective conversion rate of the Series A Preferred Stock. The conversion rate of Series A Preferred Stock into Common Stock is initially 1 for 7 (as adjusted for the 1-for-7 reverse stock split) but is subject to further adjustment in the event of a stock split, stock dividend or similar event.

Following the automatic conversion of the Series A Preferred Stock shares into Common Stock immediately prior to the closing of our initial public offering, the Company does not intend to issue any further shares of Series A Preferred Stock. Furthermore, the Series A Director Designation Right ceased to exist because no shares of Series A Preferred Stock are outstanding. The director who served as the Series A Representative, Gary Rubin, continues to serve as a director until his earlier resignation or removal or until his successor is duly elected and qualified. The number of Board seats for election by the holders of the Common Stock was expanded by one so that the director position that the holders of the Series A Preferred Stock were previously entitled to elect will be subject to election the holders of the Common Stock following the conversion of the Series A Preferred Stock into Common Stock.

Series B Preferred Stock

Voting Rights

Except as otherwise required by law, holders of Series B Preferred Stock shall not be entitled to any voting rights.

Dividends Rights

The holders of Series B Preferred Stock shall be entitled to receive dividends on shares of Series B Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock.

Conversion

The Series B Preferred Stock will be convertible into shares of Common Stock at an initial conversion price of $0.23 per share (the “Conversion Price”). Each share of Series B Preferred Stock shall be convertible into such number of shares of Common Stock that results from dividing the Stated Value by the Conversion Price.

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Limitations on Conversion

Holders of Series B Preferred Stock are prohibited from converting shares of Series B Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own in excess of 4.99% of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

Compliance with Rules of Principal Market

The Company will be prohibited from issuing any shares of Common Stock upon conversion of the Series B Preferred Stock if after giving effect to such issuance, the aggregate number of Conversion Shares issued under this Agreement would exceed 19.99% of the aggregate number of shares of Common Stock issued and outstanding as of the execution date of the Purchase Agreement until such time as the Company obtains stockholder approval of such issuances (the “Preferred Stockholder Approval”).

Adjustment Upon Issuance of Common Stock

If and whenever on or after the date on which the Company obtains the Preferred Stockholder Approval, the Company is deemed to have issued or sold any shares of Common Stock for a consideration per share less than the Conversion Price, the Conversion Price will be reduced to such new issuance price subject to a floor price of $0.10.

Warrants

As of August [●], 2025, we have outstanding warrants to purchase an aggregate of 43,410,568 shares of Common Stock, with a weighted average exercise price equal to $0.96 per share, which includes Tradeable Warrants and Non-Tradeable Warrants that we issued in connection with our initial public offering to purchase an aggregate of 4,305,713 shares of Common Stock, all of which have an exercise price of $3.0625 per share.

Stock Options

As of August [●], 2025, we had outstanding options to purchase an aggregate of 271,987 shares of Common Stock, with a weighted average exercise price equal to $7.05 per share.

Exchange Listing

Our Common Stock and the Tradeable Warrants trade on The Nasdaq Capital Market under the symbols “BIAF” and “BIAFW,” respectively.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future, and it is unlikely that investors will derive any current income from ownership of our stock.

Anti-Takeover Effects of Delaware Law and Provisions of Our Charter and A&R Bylaws

Certain provisions of the Delaware General Corporation Law (“DGCL”) and of our Charter and our A&R Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our Board. These provisions might also have the effect of preventing changes in our Board or management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

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Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by the corporation’s Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder, and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our Company.

Provisions of Our Charter and A&R Bylaws

Our Charter and A&R Bylaws include a number of provisions that may have the effect of delaying, deferring, or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non-negotiated takeover attempts. These provisions will include the items described below.

Director Vacancies

Our A&R Bylaws authorize the Board to fill vacant directorships and provide that the number of directors constituting our Board may be set by resolution of the incumbent directors.

Special Meetings of Stockholders

Our A&R Bylaws provide that special meetings of our stockholders may only be called pursuant to a resolution approved by the Board. The only business that may be conducted at a special meeting of our stockholders is the matter or matters set forth in the notice of such special meeting.

Prohibition of Stockholder Action by Written Consent

Our Charter and A&R Bylaws prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders.

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Advance Notice Requirements

Our A&R Bylaws establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings. To be timely, a stockholder’s notice will need to be received by the Company secretary at our principal executive offices (i) not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders (if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 60 days after the anniversary of the previous year’s annual meeting), or (ii) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth day following the first date that the date of such meeting was disclosed in a press release reported by the Dow Jones News Services, The Associated Press, or a comparable national news service or in a document filed by the Company with the SEC pursuant to the Exchange Act. Our A&R Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Amendment to Charter and A&R Bylaws

As required by the DGCL, any amendment of our Charter must first be approved by a majority of our Board, and if required by law or our Charter, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class. Our A&R Bylaws provide for amendment of the A&R Bylaws by a majority of our Board or by a majority of the outstanding shares entitled to vote on the amendment.

Exclusive Forum

Both our Charter and our A&R Bylaws contain exclusive forum provisions that provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to the DGCL, our Charter or A&R Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware. These provisions expressly do not apply to claims arising under the Exchange Act, or for any other federal securities laws which provide for exclusive federal jurisdiction. However, these exclusive forum provisions provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Therefore, this provision could apply to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and that asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act. Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the exclusive forum provisions in our Charter and A&R Bylaws. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, employees, or agents, which may discourage lawsuits against us and our directors, officers, employees, and agents.

Limitations on Liability and Indemnification of Officers and Directors

Our Charter and our A&R Bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Delaware law, our Charter includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of these provisions is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director or officer, subject to certain exceptions in which case the director or officer would be personally liable. An officer may not be exculpated for any action brought by or in the right of the corporation. A director may not be exculpated for improper distributions to stockholders. Further, pursuant to Delaware law a director or officer may not be exculpated for:

●	any breach of his or her duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; and

●	any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

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MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Stock or pre-funded warrants acquired pursuant to this offering, the exercise, disposition, and lapse of Common Stock Purchase Warrants acquired as part of the Common Stock or Pre-Funded Warrants, the acquisition, ownership, and disposition of Common Stock received upon exercise of the Pre-Funded Warrants, and the acquisition, ownership, and disposition of Common Stock received upon exercise of the Common Stock Purchase Warrants (the “warrant shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Common Stock, Pre-Funded Warrants or Common Stock Purchase Warrants pursuant to this offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Units, Pre-Funded Units, Common Stock, Pre-Funded Warrants, Warrants and Warrant Shares. This summary also does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants and Warrant Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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U.S. Holder

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants or Warrant Shares acquired pursuant to this offering that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the Common United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the Common United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the Common United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of Common Stock, Pre-Funded Warrants or Common Stock Purchase Warrants pursuant to this Prospectus (whether or not any such transactions are undertaken in connection with the purchase Common Stock, Pre-Funded Warrants or Common Stock Purchase Warrants pursuant to this Prospectus).

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Units, Pre-Funded Units, Common Stock, Pre-Funded Warrants, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Units, Pre-Funded Units, Common Stock, Pre-Funded Warrants, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Units, Pre-Funded Units, Common Stock, Pre-Funded Warrants, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders thereof); (j) are subject to special tax accounting rules; (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (l) are U.S. expatriates or former long-term residents of the U.S.; (m) are subject to taxing jurisdictions other than, or in addition to, the Common United States; or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Units, Pre-Funded Units, Common Stock, Pre-Funded Warrants, Warrants or Warrant Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants or Warrant Shares.

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U.S. Federal Income Tax Consequences of the Acquisition of Common Stock or Pre-Funded Warrants

For U.S. federal income tax purposes, the acquisition by a U.S. Holder hereunder will be treated as the acquisition of one share of Common Stock and one Common Stock Purchase Warrant. The purchase price for each share of Common Stock and Common Stock Purchase Warrant will be allocated between these two components in proportion to their relative fair market values at the time the Common Unit is purchased by the U.S. Holder. This allocation of the purchase price for each share of Common Stock and Common Stock Purchase Warrant will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the share of Common Stock and Common Stock Purchase Warrant purchased pursuant to this prospectus.

For this purpose, we will allocate $[●] of the purchase price for the share of Common Stock and $[●] of the purchase price for Common Stock Purchase Warrant. However, the IRS will not be bound by such allocation of the purchase price for of the Common Stock and Common Stock Purchase Warrants, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for each share of Common Stock and Common Stock Purchase Warrant.

For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a Pre-Funded Warrant will be treated as the acquisition of one Pre Funded Warrant and one Common Stock Purchase Warrant. The purchase price for each Pre-Funded Warrant will be allocated between these two components in proportion to their relative fair market values at the time the Pre-Funded Warrant is purchased by the U.S. Holder. This allocation of the purchase price for each Pre-Funded Warrant will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Pre-Funded Warrant and one Common Stock Purchase Warrant.

For this purpose, we will allocate $[●] of the purchase price for the Pre-Funded Warrant and $[●] of the purchase price for each Common Stock Purchase Warrant. However, the IRS will not be bound by such allocation of the purchase price for the Pre-Funded Warrant and the Common Stock Purchase Warrant, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Pre-Funded Warrants.

Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, we believe that a Pre-Funded Warrant should be treated as a separate class of our Common Shares for U.S. federal income tax purposes and a U.S. Holder of Pre-Funded Warrants should generally be taxed in the same manner as a holder of Common Stock except as described below. Accordingly, no gain or loss should be recognized upon the exercise of a Pre-Funded Warrant and, upon exercise, the holding period of a Pre-Funded Warrant should carry over to the Common Stock received. Similarly, the tax basis of the Pre-Funded Warrant should carry over to the Common Stock received upon exercise, increased by the exercise price of $0.007 per share. However, such characterization is not binding on the IRS, and the IRS may treat the Pre-Funded Warrants as warrants to acquire Common Shares. If so, the amount and character of a U.S. Holder’s gain with respect to an investment in Pre-Funded Warrants could change, and a U.S. Holder may not be entitled to make the “QEF Election” or “Mark-to-Market Election” described below with respect to the Pre-Funded Warrants to mitigate PFIC consequences in the event that the Company is classified as a PFIC. Accordingly, each U.S. Holder should consult its own tax advisor regarding the risks associated with the acquisition of a Pre-Funded Warrant pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants, and Warrant Shares. Based on current business plans and financial expectations, the Company expects that it should not be a PFIC for its current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants, and Warrant Shares.

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In addition, U.S. Holders of PFICs are required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require, which filing obligation would generally commence in the first tax year in which the Company is classified as a PFIC and in which such U.S. Holder holds Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants, and Warrant Shares. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

In general, the Company will be a PFIC if, for a tax year, (i) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (ii) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants, and Warrant Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by the Company on the Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants, and Warrant Shares and with respect to gain from the disposition of Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants, and Warrant Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares, Pre-Funded Warrants, Warrants or Warrant Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants, and Warrant Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants, and Warrant Shares ratably over its holding period for the Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants, and Warrant Shares, as applicable. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to “excess distributions” and dispositions described above. However, under the proposed Treasury Regulations, for the purposes of the PFIC rules, the holding period for any Warrant Shares acquired upon the exercise of a Warrant will begin on the date a U.S. Holder acquires the Common Units or Pre-Funded Units (and not the date the Warrants are exercised). This will impact the availability, and consequences, of the QEF Election and Mark-to-Market Election with respect to the warrant shares. Thus, a U.S. Holder will have to account for Warrant Shares, Pre-Funded Warrants and Common Stock under the PFIC rules and the applicable elections differently. In addition, a QEF Election may not be made with respect to the Common Stock Purchase Warrants and it is unclear whether the Mark-to-Market Election may be made with respect to the Common Stock Purchase Warrants

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U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company does not intend to provide U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Units, Pre-Funded Units, Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants, or Warrant Shares and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Common Stock Purchase Warrants

The following discussion describes the general rules applicable to the ownership and disposition of the Common Stock Purchase Warrants but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules”.

Exercise of Common Stock Purchase Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Common Stock Purchase Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Common Stock Purchase Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Common Stock Purchase Warrant. It is unclear whether a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Common Stock Purchase Warrant would commence on the date of exercise of the Common Stock Purchase Warrant or the day following the date of exercise of the Common Stock Purchase Warrant. If we are a PFIC, a U.S. Holder’s holding period for the Warrant Share for PFIC purposes will begin on the date on which such U.S. Holder acquired its Common Stock.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Common Stock Purchase Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Common Stock Purchase Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Common Stock Purchase Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Common Stock Purchase Warrants.

Disposition of Common Stock Purchase Warrant

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Common Stock Purchase Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Stock Purchase Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Common Stock Purchase Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Common Stock Purchase Warrant Without Exercise

Upon the lapse or expiration of a Common Stock Purchase Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Common Stock Purchase Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Common Stock Purchase Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

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Certain Adjustments to the Common Stock Purchase Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Common Stock Purchase Warrants, or an adjustment to the exercise price of the Common Stock Purchase Warrants, may be treated as a constructive distribution to a U.S. Holder of the Common Stock Purchase Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” of our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Common Stock Purchase Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Common Stock Purchase Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See below for a more detailed discussion of the rules applicable to distributions made by us at “Distributions on Common Stock, Pre-Funded Warrants and Warrant Shares”).

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Stock, Pre-Funded Warrants, and Warrant Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Stock, Pre-Funded Warrants and Warrant Shares, but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Stock, Pre-Funded Warrants and Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a share of Common Stock, Pre-Funded Warrant or Warrant Share (as well as any constructive distribution on a Common Stock Purchase Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits,” as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Stock, Pre-Funded Warrants or Warrant Shares and thereafter as gain from the sale or exchange of such Common Stock, Pre-Funded Warrants or Warrant Shares (see “Sale or Other Taxable Disposition of Common Stock, Pre-Funded Warrants and/or Warrant Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the Common Stock, Pre-Funded Warrants or Warrant Shares will constitute ordinary dividend income. Dividends received on Common Stock, Pre-Funded Warrants or Warrant Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Tax Treaty or the Common Stock is readily tradable on a U.S. securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Stock, Pre-Funded Warrants and/or Warrant Shares

Upon the sale or other taxable disposition of Common Stock, Pre-Funded Warrants or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder’s tax basis in such Common Stock, Pre-Funded Warrants or Warrant Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Stock, Pre-Funded Warrants or Warrant Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

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Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Stock, Pre-Funded Warrants or Warrant Shares (or with respect to any constructive dividend on the Common Stock Purchase Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Common Shares, Pre-Funded Warrants, Warrants, and Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Stock, Pre-Funded Warrants, Common Stock Purchase Warrants and Warrant Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON UNITS, PRE-FUNDED UNITS, COMMON STOCK, PRE-FUNDED WARRANTS, COMMON STOCK PURCHASE WARRANTS, AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

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PLAN OF DISTRIBUTION

We have engaged [●], or the Placement Agent, to act as our exclusive Placement Agent to solicit offers to purchase the shares of our Common Stock, Pre-Funded Warrants and August 2025 Warrants offered by this prospectus. The Placement Agent is not purchasing or selling any such securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use its “reasonable best efforts” to arrange for the sale of such securities by us. Therefore, we may not sell all of the shares of Common Stock, Pre-Funded Warrants and August 2025 Warrants being offered. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent and prospective investors. The Placement Agent will have no authority to bind us by virtue of the engagement letter. This is a best efforts offering, and there is no minimum offering amount required as a condition to the closing of this offering. The Placement Agent may retain sub-agents and selected dealers in connection with this offering.

Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement, including but not limited to: (i) a covenant to not enter into variable rate financings for a period of [●] following the closing of the offering, subject to an exception; and (ii) a covenant to not enter into any equity financings for [●] days from closing of the offering, subject to certain exceptions.

The nature of the representations, warranties and covenants in the securities purchase agreements shall include, but are not limited to:

●	standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

●	covenants regarding matters such as registration of shares issued and issuable upon exercise of the Common Stock Purchase Warrants, no integration with other offerings, no shareholder rights plans, use of proceeds, indemnification of purchasers, reservation and listing of Common Stock, and no subsequent equity sales for [●] days.

Delivery of the shares of Common Stock, Pre-Funded Warrants and August 2025 Warrants offered hereby is expected to occur on or about *, 2025, subject to satisfaction of certain customary closing conditions.

Fees and Expenses

The following table shows the per share price and total cash fees we will pay to the Placement Agent in connection with the sale of the securities pursuant to this prospectus.

	Per Share and Common Stock Purchase Warrant	Per Pre-Funded Warrant and Common Stock Purchase Warrant	Total
Public offering price	$	$	$
Placement Agent fees	$	$	$
Proceeds before expenses to us	$	$	$

We have agreed to pay the Placement Agent an aggregate fee equal to [●]% of the aggregate gross proceeds received in the offering. We have also agreed to pay the Placement Agent a management fee equal to [●]% of the gross proceeds raised in this offering and to reimburse the Placement Agent for its legal fees and expenses and other out-of-pocket expenses in an amount up to $[●], non-accountable expenses of $[●] and clearing expenses of $[●].

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We estimate the total expenses of this offering paid or payable by us, exclusive of the Placement Agent’s cash fee and expenses payable by us, will be approximately $[●]. After deducting the fees and expenses due to the Placement Agent and our estimated expenses in connection with this offering, assuming we sell all of the shares and accompanying warrants offered hereby, we expect the net proceeds from this offering will be approximately $[●] million (assuming $[●] million on gross proceeds are received).

Placement Agent Warrants

In addition, we have agreed to issue to the Placement Agent or its designees Placement Agent Warrants to purchase up to [●]% of the aggregate number of shares of Common Stock sold in this offering (including shares underlying any Pre-Funded Warrants), at an exercise price equal to [●]% of the public offering price per share and accompanying August 2025 Warrant to be sold in this offering. The Placement Agent Warrants will be exercisable upon issuance and will expire five years from the commencement of sales under this offering. The Placement Agent Warrants provide for customary adjustments for share dividends, splits and recapitalizations and the like consistent with FINRA Rule 5110. The Placement Agent Warrants and the shares of Common Stock underlying the Placement Agent Warrants are registered on the registration statement of which this prospectus is a part. The form of the Placement Agent Warrant is included as an exhibit to this registration statement of which this prospectus forms a part.

Right of First Refusal

We have not granted the Placement Agent a right of first refusal following the closing of this offering to act as our sole book-running manager, sole manager, sole placement agent or sole agent for any further debt financing or refinancing or capital-raising transactions undertaken by us.

Tail

We have also agreed to pay the Placement Agent a tail fee equal to the cash and warrant compensation in this offering, if any investor, who was contacted by the Placement Agent or who was brought over-the-wall during the term of its engagement, provides us with capital in any public or private offering or other financing or capital raising transaction of any kind during the [●] period following expiration or termination of our engagement of the Placement Agent.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in our engagement letter with the Placement Agent. We have also agreed to contribute to payments the Placement Agent may be required to make in respect of such liabilities.

Lock-Up Agreements

We and each of our officers and directors have agreed with the Placement Agent to be subject to a lock-up period of [●] days following the date of closing of the offering pursuant to this prospectus. This means that, during the applicable lock-up period, we and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, subject to customary exceptions. The Placement Agent may waive the terms of these lock-up agreements in its sole discretion and without notice. In addition, we have agreed to not issue any securities that are subject to a price reset based on the trading prices of our Common Stock or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price for a period of one year following the closing date of this offering, subject to an exception. The Placement Agent may waive this prohibition in its sole discretion and without notice.

Other Relationships

From time to time, the Placement Agent may provide in the future various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the Placement Agent for any further services.

Regulation M Compliance

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the sale of our securities offered hereby by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Listing and Transfer Agent

Our Common Stock is listed on the Nasdaq Capital Market under the symbols “BIAF.” We have not applied, and do not intend to apply, to list the Pre-Funded Warrants or the August 2025 Warrants on the Nasdaq Capital Market. The transfer agent and registrar for the Company’s Common Stock, and the August 2025 Warrants is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598. We will act as the registrar and transfer agent for the Pre-Funded Warrants.

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DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP of New York, New York. [●] is acting as counsel to the Placement Agent.

EXPERTS

The consolidated financial statements of bioAffinity Technologies, Inc. as of December 31, 2024 and 2023, and for the years ended December 31, 2024 and 2023, incorporated by reference in this prospectus and registration statement have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about bioAffinity Technologies, Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere in the documents incorporated by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus and any prospectus supplement, which form a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement and its exhibits. Any statements made in this prospectus or any prospectus supplement concerning legal documents are not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

You can read our electronic SEC filings, including such registration statement, on the internet at the SEC’s website at www.sec.gov. We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at https://www.bioaffinitytech.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our securities in this offering.

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INCORPORATION OF DOCUMENTS BY REFERENCE

We have filed a registration statement on Form S-1 with the SEC under the Securities Act. This prospectus is part of the registration statement, however the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus, and you should read it with the same care that you read this prospectus. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

●	Current Reports on Form 8-K, filed with the SEC on January 14, 2025, February 7, 2025, February 27, 2025, April 14, 2025, May 8, 2025, May 19, 2025, May 27, 2025, May 30, 2025, July 25, 2025, August 14, 2025, and August 18, 2025;

●	Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 31, 2025, as amended by the Form 10-K/A filed on April 29, 2025;

●	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, and June 30, 2025, filed with the SEC on May 15, 2025 and August 14, 2025;

●	Proxy Statement on Schedule 14A filed on June 2, 2025; and

●	The description of our Common Stock set forth in our registration statement on Form 8-A (Commission File No. 001-41463) filed with the SEC on August 23, 2022, including any amendments thereto or reports filed for the purposes of updating this description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering (excluding any information furnished rather than filed) shall be deemed to be incorporated by reference into this prospectus.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to:

BioAffinity Technologies, Inc.

3300 Nacogdoches Road, Suite 216

San Antonio, Texas 78217

(210) 698-5334

Attn: Chief Executive Officer

You also may access these filings on our website at www.bioaffinitytech.com under the heading “Investor Relations—SEC Filings.” We do not incorporate the information on our website into this prospectus or any supplement to this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

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bioAffinity Technologies, Inc.

Up to [●] Shares of Common Stock

Up to [●] August 2025 Warrants to Purchase Shares of Common Stock

Up to [●] Pre-Funded Warrants to Purchase Shares of Common Stock

Placement Agent Warrants to Purchase up to [●] Shares of Common Stock

Up to [●] Shares of Common Stock Underlying the August 2025 Warrants,

Pre-Funded Warrants and Placement Agent Warrants

PROSPECTUS

                , 2025.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC registration fee and FINRA filing fee, are estimated:

SEC registration fee	$
FINRA filing fee
Transfer agent and registrar fees and expenses	$
Legal fees and expenses	$
Printing fees and expenses	$
Accounting fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Officers and Directors.

bioAffinity Technologies, Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

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In addition, as permitted by Delaware law, our Charter includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director, except to the extent such an exemption from liability thereof is not permitted under the DGCL. The effect of these provisions is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, subject to certain exceptions in which case the director would be personally liable. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Charter does not eliminate the duty of care owed by our directors and officers and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect the responsibilities of directors and officers under any other laws, such as the federal securities laws or other state or federal laws.

Our Charter also provides that any amendment, repeal or modification of such article unless otherwise required by law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or amendment of a director serving at the time of such repeal or modification.

Our Charter and A&R Bylaws provide that we shall indemnify each of our directors, officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our Company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Charter and A&R Bylaws further provide for the advancement of expenses.

In addition, the A&R Bylaws provide that the right to indemnification and advancement of expenses shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or A&R Bylaws, agreement, vote of stockholders or otherwise. Furthermore, our A&R Bylaws authorize us to provide insurance for our directors, officers, employees and agents against any liability, whether we would have the power to indemnify such person against such liability under the DGCL or the A&R Bylaws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our Company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15. Recent Sales of Unregistered Securities.

The Company has not issued unregistered securities to any person within the last three years, except as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and, unless otherwise indicated below, the Company believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof, Rule 701 of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder. All recipients had adequate access, though their relationships with the Company, to information about the Company.

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On January 1, 2023, we issued an aggregate of 57,589 restricted shares of the Company’s Common Stock to our seven directors, which shares of restricted stock will vest ratably over three months of continued service and which represents a restricted stock award to each director valued at $18,750 granted by us to each of our directors each quarter during the calendar year as part of our director compensation policy.

On April 15, 2023, we issued an aggregate of 69,440 restricted shares of the Company’s Common Stock to our seven directors, which shares of restricted stock will vest one-third on the date of grant, one-third on May 1, 2023, and the remaining shares on June 1, 2023, provided each individual continues to service as a director, and which represents a restricted stock award to each director valued at $18,750 granted by us to each of our directors each quarter during the calendar year as part of our director compensation policy.

On April 1, 2023, we issued 2,645 shares of the Company’s Common Stock to a consultant pursuant to the terms of a consulting agreement in consideration of services provided.

On September 18, 2023, we issued 564,972 shares of the Company’s Common Stock to the Joyce Living Trust pursuant to the terms of the Asset Purchase Agreement.

In November 2023, we issued 50,000 shares of Common Stock to an investor relations firm for services provided. The investor relations firm was a sophisticated investor, received shares that had a restricted legend and had adequate access, though their relationships with the Company, to information about the Company.

On March 8, 2024, we issued: (i) in a private placement offering, warrants to purchase up to an aggregate of 1,600,000 shares of Common Stock, which are exercisable, at an exercise price of $1.64, commencing on the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of such warrants, which approval was obtained on June 4, 2024, and will expire on the fifth anniversary of such date; and (ii) warrants to purchase up to an aggregate of 32,000 shares of Common Stock to designees of the Placement Agent for such private placement offering, which were immediately exercisable, at an exercise price of $1.64 per share, for a term of five years from the date of issuance. Subsequently, on August 2, 2024, we agreed to reduce the exercise price of certain of such warrants issued to investors in the private placement offering to $1.25.

On August 5, 2024, we issued: (i) warrants to purchase an aggregate of 1,302,082 shares of Common Stock, exercisable at $1.50 per share, commencing on the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of such warrants, which approval was obtained on October 2, 2024, and will expire on the fifth anniversary of such date, pursuant to a warrant inducement letter agreement; and (ii) warrants to purchase up to 39,062 shares of Common Stock to designees of the financial advisor for such warrant inducement, which were immediately exercisable, an exercise price of $1.50 per share, for a term of five years from the date of issuance. Subsequently, on February 25, 2025, we agreed to reduce the exercise price of certain of such warrants issued to investors in the private placement offering to $0.58.

On August 5, 2024, we issued: (i) in a private placement offering, warrants to purchase up to 450,000 shares of Common Stock, which are exercisable, at an exercise price of $1.50 per share, commencing on the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of such warrants, which approval was obtained on October 2, 2024, and will expire on the fifth anniversary of such date; and (ii) warrants to purchase up to 10,800 shares of Common Stock to designees of the Placement Agent for such private placement offering, which were immediately exercisable, an exercise price of $1.50 per share, for a term of five years from the date of issuance.

On October 21, 2024, we issued: (i) in a private placement offering, warrants to purchase an aggregate of 2,662,782 shares of Common Stock, which are exercisable, at an exercise price of $1.50 per share, commencing on the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of such warrants, which approval was obtained on December 20, 2024, and will expire on the fifth anniversary of such date; and (ii) warrants to purchase up to 61,448 shares of the Company’s Common Stock to designees of the Placement Agent for such private placement offering, which were immediately exercisable, an exercise price of $1.50 per share, for a term of five years from the date of issuance. Subsequently, on February 25, 2025, we agreed to reduce the exercise price of certain of such warrants issued to investors in the private placement offering to $0.58.

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On February 26, 2025, we issued: (i) warrants to purchase an aggregate of up to 2,926,166 shares of Common Stock, which are exercisable, at an exercise price of $0.85 per share, commencing on the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of such warrants, and will expire on the fifth anniversary of such date, pursuant to a warrant inducement letter agreement that we entered into with certain holders of existing warrants, in exchange for such holders’ exercise for cash of certain of their October 2024 Warrants and August 2024 Warrants at a reduced exercise price of $0.58.

On August 14, 2025, we issued: (i) in a private placement offering, 990 shares of Series B Convertible Preferred Stock, with a par value $0.001 per share and stated value of $1,000 per share initially convertible into 4,304,343 shares of Common Stock at an initial conversion price of $0.23 per share, (ii) warrants to purchase up to 6,714,780 shares of Common Stock at an exercise price of $0.352 per share of Common Stock, (iii) warrants to purchase up to 10,800 shares of Common Stock to designees of the Placement Agent for such private placement offering, which were immediately exercisable, an exercise price of $0.352 per share, for a term of five years from the date of issuance, and (iv) warrants to purchase an aggregate of up to 1,430,000 shares of Common Stock, which are exercisable, at an exercise price of $0.352 per share, commencing on the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of such warrants, and will expire on the fifth anniversary of such date, pursuant to a warrant inducement letter agreement that we entered into with a certain holder of existing warrants, in exchange for such holder’s exercise for cash of certain of their October 2024 Warrants and August 2024 Warrants at a reduced exercise price of $0.23.

Item 16. Exhibits.

The list of exhibits in the Exhibit Index to this registration statement is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

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(2)	that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	that, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i)	each prospectus filed by the registrant pursuant to Rule 424 (b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii)	each prospectus required to be filed pursuant to Rule 424 (b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date such prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(5)	that, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

(6)	that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(7)	insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, Texas, on _______ __, 2025.

bioAffinity Technologies, Inc.

By:
Maria Zannes
Chief Executive Officer, President, Founder, and Director

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Maria Zannes and Steven Girgenti our true and lawful attorneys and agents with full power of substitution and resubstitution, with full power to sign for us, and in our names in the capacities indicated below, any and all amendments to this registration statement, any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

	Founder, President, Chief Executive Officer, and Director	, 2025
Maria Zannes	(Principal Executive Officer)

	Chief Financial Officer	, 2025
James Michael Edwards

	Founder, Executive Chairman, and Director	, 2025
Steven Girgenti

	Director	, 2025
Robert Anderson

	Director	, 2025
Roberto Rios

	Director	, 2025
Peter S. Knight

	Director	, 2025
John J. Oppenheimer, M.D.

	Director	, 2025
Roby Joyce, MD

	Director	, 2025
Jamie Platt, PhD

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EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Incorporation of the Registrant as filed with the Delaware Secretary of State on March 26, 2014 (Incorporated by reference as Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-41463) filed with the SEC on April 1, 2024)

3.2	Amended and Restated Bylaws of Registrant (Incorporated by reference as Exhibit 3.6 to the Registrant’s Form S-1/A (File No. 333-264463) filed with the SEC on June 16, 2022)

3.3	Certificate of Amendment to the Certificate of Incorporation of Registrant, as filed with the Delaware Secretary of State on May 31, 2016 (Incorporated by reference as Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-41463) filed with the SEC on April 1, 2024)

3.4	Certificate of Designation of Series A Convertible Preferred Stock of the Registrant filed with the Delaware Secretary of State on July 13, 2017 (Incorporated by reference as Exhibit 3.4 to the Registrant’s Form S-1/A (File No. 333-264463) filed with the SEC on May 25, 2022)

3.5	Certificate of Amendment to the Certificate of Incorporation of Registrant, as filed with the Delaware Secretary of State on November 29, 2021 (Incorporated by reference as Exhibit 3.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-41463) filed with the SEC on April 1, 2024)

3.6	Certificate of Amendment to the Certificate of Incorporation of Registrant, as filed with the Delaware Secretary of State on June 23, 2022 (Incorporated by reference as Exhibit 3.2 to the Registrant’s Form S-1/A (File No. 333-264463) filed with the SEC on May 25, 2022)

3.7	Certificate of Amendment to the Certificate of Incorporation of Registrant, as filed with the Delaware Secretary of State on June 6, 2023 (Incorporated by reference as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on June 7, 2023)

3.8	Certificate of Amendment to the Certificate of Incorporation of Registrant, as filed with the Delaware Secretary of State on June 5, 2024 (Incorporated by reference as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on June 5, 2024)

3.9	Amendment to Amended and Restated By-Laws of bioAffinity Technologies Inc., dated October 17, 2024 (Incorporated by reference as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on October 21, 2024)

3.10	Certificate of Amendment to the Certificate of Incorporation (Incorporated by reference as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

3.11	Certificate of Designations of Series B Convertible Preferred Stock (Incorporated by reference as Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

4.1	Form of Registrant’s Common Stock Certificate (Incorporated by reference as Exhibit 4.1 to the Registrant’s Form S-1/A filed with the SEC on June 16, 2022)

4.2	Form of Common stock purchase warrant issued to Holders of the Registrant’s Convertible Promissory Notes (Incorporated by reference as Exhibit 4.3 to the Registrant’s Form S-1/A filed with the SEC on May 25, 2022)

4.3	Form of Placement Agent’s Warrant issued to WallachBeth Capital, LLC (Incorporated by reference as Exhibit 4.4 to the Registrant’s Form S-1/A filed with the SEC on August 5, 2022)

4.4	Form of Representative’s Warrant issued to WallachBeth Capital, LLC, in connection with the Registrant’s Initial Public Offering (Incorporated by reference as Exhibit 4.5 to the Registrant’s Form S-1/A filed with the SEC on July 28, 2022).

4.5	Form of (Tradeable) Common stock purchase warrant issued as part of the Units sold in the Registrant’s Initial Public Offering (Incorporated by reference as Exhibit 4.1 to the Registrant’s Form 8-K filed with the SEC on September 6, 2022)

4.6	Form of Warrant Agent Agreement for the Warrants issued as part of the Units sold in the Registrant’s Initial Public Offering (Incorporated by reference as Exhibit 4.3 to the Registrant’s Form 8-K filed with the SEC on September 6, 2022)

4.7	Form of (Non-tradeable) Common stock purchase warrant issued as part of the Units sold in the Registrant’s Initial Public Offering (Incorporated by reference as Exhibit 4.2 to the Registrant’s Form 8-K filed with the SEC on September 6, 2022)

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Exhibit Number	Description

4.8	Form of Amendment to Common Share Purchase Warrants with schedule of warrant holders and warrants (Incorporated by reference as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

4.9	Form of Amendment to Initial Public Offering Warrants with schedule of warrant holders and warrants (Incorporated by reference as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

4.10	Form of Warrant to Purchase Common Stock (Incorporated by reference as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on March 8, 2024)

4.11	Form of Placement Agent Warrant (Incorporated by reference as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on March 8, 2024

4.12	Form of Purchase Warrant (New Warrant and Private Warrant) (Incorporated by reference as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 5, 2024)

4.13	Form of Placement Agent Warrant (Incorporated by reference as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 5, 2024)

4.14	Form of Common Warrant (Incorporated by reference as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on October 21, 2024)

4.15	Form of Placement Agent Warrant (Incorporated by reference as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on October 21, 2024)

4.16	Form of Warrant (Incorporated by reference as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

4.17	Form of Placement Agent Warrant (Incorporated by reference as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

4.18	Form of New Warrant (Incorporated by reference as Exhibit 4.3 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

4.19	Form of Warrant Amendment (Incorporated by reference as Exhibit 4.4 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

4.20**	Form of Common stock purchase warrant

4.21**	Form of Pre-Funded Warrant

4.22**	Form of Placement Agent Warrant

5.1**	Opinion of Sheppard Mullin Richter & Hampton LLP

10.1+	2014 Equity Incentive Plan of Registrant, as amended. (Incorporated by reference as Exhibit 10.1 to the Registrant’s Form S-1 filed with the SEC on May 25, 2022)

10.2+	Executive Chairman Employment Agreement dated January 1, 2020, by and between Registrant and Steven Girgenti, as amended. (Incorporated by reference as Exhibit 10.2 to the Registrant’s Form S-1 filed with the SEC on May 25, 2022)

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Exhibit Number	Description

10.3+	Employment Agreement dated February 1, 2015, by and between Registrant and Maria Zannes. (Incorporated by reference as Exhibit 10.3 to the Registrant’s Form S-1 filed with the SEC on May 25, 2022)

10.4+	Employment Agreement dated April 4, 2016, by and between Registrant and Vivienne Rebel, as amended. (Incorporated by reference as Exhibit 10.4 to the Registrant’s Form S-1 filed with the SEC on May 25, 2022)

10.5+	Employment Agreement dated February 1, 2015, by and between Registrant and Timothy Zannes. (Incorporated by reference as Exhibit 10.5 to the Registrant’s Form S-1 filed with the SEC on May 25, 2022)

10.6+	Consulting Agreement dated May 25, 2017, by and between Registrant and Michael Edwards, as amended. (Incorporated by reference as Exhibit 10.6 to the Registrant’s Form S-1 filed with the SEC on May 25, 2022)

10.7	License Agreement to Participate in the UTSA New Venture Incubator Program dated June 15, 2015, by and between Registrant and the University of Texas at San Antonio. (Incorporated by reference as Exhibit 10.7 to the Registrant’s Form S-1 filed with the SEC on May 25, 2022)

10.8	Joint Development Agreement dated October 1, 2018, by and between the Registrant and Village Oaks Pathology Services, P.A. d/b/a Precision Pathology Services (Incorporated by reference as Exhibit 10.8 to the Registrant’s Form S-1/A filed with the SEC on July 27, 2022)

10.9	Agreement dated October 17, 2020, by and between Registrant and GO2 Partners (Incorporated by reference as Exhibit 10.9 to the Registrant’s Form S-1/A filed with the SEC on July 27, 2022)

10.10	Form of Note Purchase Agreement used by the Registrant in its private offering of Convertible Promissory Notes issued between October 2021 and January 2022 (Incorporated by reference as Exhibit 10.10 to the Registrant’s Form S-1 filed with the SEC on May 25, 2022)

10.11+	Offer Letter between bioAffinity Technologies, Inc. and Michael Dougherty dated April 11, 2023 (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on May 1, 2023)

10.12	bioAffinity Technologies, Inc. Amended and Restated 2014 Equity Incentive Plan Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on June 7, 2023)

10.13	Amendment, effective as of August 1, 2023, to Employment Agreement, dated February 1, 2015, by and between bioAffinity Technologies, Inc. and Maria Zannes (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on July 28, 2023)

10.14	Asset Purchase Agreement, effective September 18, 2023, by and among, Precision Pathology Laboratory Services, LLC, Dr. Roby P. Joyce and Village Oaks Pathology Services, P.A. (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.15	Subscription Agreement, dated September 18, 2023, by and between The Joyce Living Trust, dated March 19, 2013, and bioAffinity Technologies, Inc. (Incorporated by reference as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.16	Management Services Agreement, effective as of September 18, 2023, by and between Precision Pathology Laboratory Services, LLC and Village Oaks Pathology Services, P.A. (Incorporated by reference as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on M September 20, 2023)

10.17	Succession Agreement, effective September 18, 2023, by and among, Precision Pathology Laboratory Services, LLC, Dr. Roby P. Joyce and Village Oaks Pathology Services, P.A. (Incorporated by reference as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.18	Professional Services Agreement, effective as of September 18, 2023, by and between Precision Pathology Laboratory Services, LLC and Village Oaks Pathology Services, P.A. (Incorporated by reference as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.19+	Executive Employment Agreement, dated September 18, 2023, by and between the Registrant and Roby Joyce, M.D. (Incorporated by reference as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.20	Assignment and Assumption of Lease Agreement, effective September 18, 2023, by and between Precision Pathology Laboratory Services, LLC and Village Oaks Pathology Services, P.A. (Incorporated by reference as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.21	Office Lease, dated July 31, 2019, by and between Village Oaks Pathology Services, P.A. and 343 West Sunset, LLC (Incorporated by reference as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

II-9

Exhibit Number	Description

10.22	Assignment and Assumption Agreement, effective September 18, 2023, by and between Precision Pathology Laboratory Services, LLC and Village Oaks Pathology Services, P.A. (Incorporated by reference as Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.23	Equipment Usage Attachment, dated effective as of August 9, 2019, by and between Gen-Probe Sales & Service, Inc., together with its subsidiaries and affiliates and Village Oaks Pathology Services, P.A. d/b/a Precision Pathology, as amended by that certain Amendment No. 1 to Equipment Usage Attachment dated November 2, 2020, as further amended by that certain Amendment No. 2 to Equipment Usage Attachment dated November 2, 2020, and as further amended by that certain Amendment No. 3 to Equipment Usage Attachment dated December 21, 2022 (Incorporated by reference as Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.24	Master Agreement, dated as of January 29, 2015, by and between Leica Microsystems, Inc. and Precision Pathology, as amended by Amendment No. 1 to the Master Agreement, dated on or about April 4, 2018, as further amended by that certain Amendment No. 2 to Master Agreement, dated March 23, 2021 (Incorporated by reference as Exhibit 10.11 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.25	Strategic Relationship License Agreement, dated December 1, 2022, by and between Pathology Watch, Inc. and Precision Pathology Services (Incorporated by reference as Exhibit 10.12 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.26	Bill of Sale signed by Village Oaks Pathology Services, P.A., effective as of September 18, 2023 (Incorporated by reference as Exhibit 10.13 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on September 20, 2023)

10.27+	Jamie Platt Offer Letter (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on December 5, 2023)

10.28+	bioAffinity Technologies, Inc. Management Incentive Bonus Plan (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on January 31, 2024)

10.29+	Amendment to Michel Dougherty Offer Letter (Incorporated by reference as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on January 31, 2024)

10.30	Form of Securities Purchase Agreement, dated as of March 6, 2024, by and among the Company and the investors parties thereto (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on March 8, 2024)

10.31	Placement Agency Agreement, dated March 6, 2024, by and among the Company and WallachBeth Capital LLC (Incorporated by reference as Exhibit 1.1 to the Registrant’s Form 8-K filed with the SEC on March 8, 2024)

10.32	Form of Support Agreement with schedule of signatories (Incorporated by reference as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on March 8, 2024)

10.33+	bioAffinity Technologies, Inc. 2024 Incentive Compensation Plan (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on June 5, 2024)

10.34	Form of Securities Purchase Agreement, dated as of August 2, 2024, by and among the Company and the investor listed on the signature page thereto (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 5, 2024)

II-10

Exhibit Number	Description

10.35	Placement Agency Agreement, dated August 2, 2024, by and between bioAffinity Technologies, Inc. and WallachBeth Capital LLC (Incorporated by reference as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 5, 2024)

10.36	Form of Warrant Inducement Agreement (Incorporated by reference as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 5, 2024)

10.37	Form of Support Agreement with schedule of signatories (Incorporated by reference as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 5, 2024)

10.38+	Consulting Agreement between the Company and Michael Edwards dated August 21, 2024 (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 23, 2024)

10.39+	Employment Agreement between the Company and Michael Edwards dated as of October 9, 2024 (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on October 10, 2024)

10.40	Form of Securities Purchase Agreement, dated as of October 18, 2024, by and among the Company and the investor listed on the signature page thereto (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on October 21, 2024)

10.41	Placement Agency Agreement, dated October 18, 2024, by and between bioAffinity Technologies, Inc. and WallachBeth Capital LLC (Incorporated by reference as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on October 21, 2024)

10.42	Form of Support Agreement with schedule of signatories (Incorporated by reference as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on October 21, 2024)

10.43	Amendment No. 2 to Employment Agreement with Maria Zannes (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on January 14, 2025)

10.44	Form of Warrant Inducement Agreement (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on February 27, 2025)

10.45	Placement Agency Agreement dated August 13, 2025 (Incorporated by reference as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

10.46	Form of Securities Purchase Agreement (Incorporated by reference as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

10.47	Form of Registration Rights Agreement (Incorporated by reference as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

10.48	Form of Warrant Inducement Agreement (Incorporated by reference as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

10.49	Financial Advisory Agreement dated August 13, 2025 (Incorporated by reference as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-41463) filed with the SEC on August 14, 2025)

10.50**	Form of Securities Purchase Agreement

21.1	List of Subsidiaries of the Registrant (Incorporated by reference as Exhibit 21.1 to the Registrant’s Form 10-K filed with the SEC on April 1, 2024)

23.1**	Consent of WithumSmith+Brown, PC, independent registered public accounting firm for bioAffinity Technologies, Inc.

23.2**	Consent of Sheppard Mullin Richter & Hampton LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page of the initial Registration Statement)

107**	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.
#	Previously filed.
+	Indicates management contract or compensatory plan.

II-11